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REGISTERED FOREIGN LAWYER

Z. JULIE GAO (CALIFORNIA)

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February 27, 2019

Confidential

Ms. Lisa Kohl

Ms. Jennifer Lopez-Molina

Ms. Jennifer Thompson

Ms. Myra Moosariparambil

Division of Corporation Finance

Office of Consumer Products

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Yunji Inc. (CIK No. 0001759614)
Response to the Staff’s Comments on the Draft Registration
Statement on Form F-1 Confidentially Submitted on January 11, 2019

Dear Ms. Lisa Kohl, Ms. Jennifer Lopez-Molina, Ms. Jennifer Thompson and Ms. Myra Moosariparambil:

On behalf of our client, Yunji Inc., a company organized under the laws of the Cayman Islands (the “Company”), we submit to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated February 15, 2019 on the Company’s draft registration statement on Form F-1 confidentially submitted on January 11, 2019 (the “Draft Registration Statement”). Concurrently with the submission of this letter, the Company is submitting its revised draft registration statement on Form F-1 (the “Revised Draft Registration Statement”) and certain exhibits to the Commission for confidential review.

U.S. Securities and Exchange Commission

February 27, 2019

To facilitate your review, we have separately delivered to you today four courtesy copies of the Revised Draft Registration Statement, marked to show changes to the Draft Registration Statement, and two copies of the submitted exhibits.

The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references in the Revised Draft Registration Statement where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Revised Draft Registration Statement on Form F-1, submitted January 11, 2019.

Prospectus Summary

Overview, page 1

1.

In the third paragraph under this heading you state that as of September 30, 2018, you had accumulated 5.3 million members. To provide your investors with better context for this metric, please disclose in close proximity the number of transacting members or state that 79% of your cumulative members made or facilitated a purchase from you in the last 12 months. Please also apply this comment to your disclosure on page 112.

In response to the Staff’s comment, the Company has revised the disclosure on pages 1 and 111 of the Revised Draft Registration Statement to disclose the number of transacting members in the twelve months ended September 30, 2018 in close proximity to the cumulative number of members.

2.

Here and throughout your filing you refer to your business model and platform as membership-based. However, we note that members are a relatively small percentage of your buyers. We further note your disclosure on page 115 that you have started to open your platform to new members without requiring an invitation to join from an existing member, and we note your disclosure on page 119 regarding the Yunji VIP app for nonmembers and your plans to integrate this app with the Yunji app for members. Please revise your disclosures in your prospectus summary and the similar disclosures beginning on page 112 to better explain the role of non-members in your business model and revenue generation. To the extent your business model is changing to be less reliant on existing members’ promotion of your memberships and products, please revise your disclosures to clarify this matter and, if material, quantify revenue generated from new memberships and product sales that did not result from referrals or promotions by existing members.

The Company respectfully advises the Staff that the Company expects to continue to rely on its existing members’ promotion of products and referrals of new members to generate its GMV and revenue. Although members account for a relatively small percentage of the total number of the Company’s buyers, a

U.S. Securities and Exchange Commission

February 27, 2019

substantial portion of new members joining the Company’s platform and revenues generated from product sales have resulted from referrals or purchase and promotions made by existing members. The percentage of new members not coming from referrals by existing members and the percentage of product sales by non-members not resulting from promotions made by existing members have been immaterial. In response to the Staff’s comment, the Company has revised the disclosure on pages 2 and 112 of the Revised Draft Registration Statement to clarify that the Company generates revenues from selling products to users, including both members and non-members.

3.

If applicable, please revise this section to disclose that your officers and directors and certain affiliated shareholders will own a substantial majority of your ordinary shares following the offering.

In response to the Staff’s comment, the Company has revised the disclosure on page 5 and 6 of the Revised Draft Registration Statement to disclose the aggregate beneficial ownership of its directors, officers, and principal shareholders and their affiliated entities in the Company, and added a risk factor on page 54 that discusses the concentration of share ownership.

Conventions that Apply to this Prospectus, page 6

4.

Please refer to your definition of GMV. The second sentence in this bullet point indicates that your revenues recognized on a gross basis exclude certain items which are included in the GMV measure. Similarly, the third sentence in this bullet point indicates that your revenues recognized on a net basis exclude certain items which are included in the GMV measure. Please revise your disclosure to clarify the meaning of the word “exclude.” If your intent is to convey that revenue is presented net of such items, please clearly state this.

In response to the Staff’s comment, the Company has revised the disclosure on page 6 of the Revised Draft Registration Statement.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Nine months ended September 30, 2018 compared to nine months ended September 30, 2017 Revenues, page 89

5.

We note your disclosure that revenues from sales of merchandise increased primarily due to an increase in the number of buyers and increase in the number of orders fulfilled. Since it appears these metrics will likely double from fiscal 2017 to fiscal 2018, we believe you should provide additional context around such significant increases in order to provide investors with a better view of the company’s operations and results through the eyes of management, including additional insight from management into the underlying trends and causes behind the increase in number of buyers,

U.S. Securities and Exchange Commission

February 27, 2019

change in prices and number of orders fulfilled. Please also disclose the amount of revenue generated by the sales of your private label products, to the extent material. In this regard, we note your disclosure on page 114 that your private label products generally are higher margin. Please refer to Item 5 of Form 20-F. Please also apply this comment to your analysis of the increase in revenue from fiscal 2016 to fiscal 2017.

The Company respectfully advises the Staff that the number of buyers and the number of orders fulfilled increased significantly in the periods presented primarily because: (1) the Company has been continually optimizing the mix of its product offerings and carefully curating products of higher quality at attractive prices to fulfill buyers’ needs, and (2) the unique membership-based social e-commerce model led to exponential growth in the Company’s member base, which the Company has relied upon for promotion of products and new membership referrals. The Company has revised the disclosure on pages 88 and 90 of the Revised Draft Registration Statement to reflect the foregoing.

Furthermore, the Company respectfully advises the Staff that the amount of revenue generated by the sales of its private label products is immaterial at the current stage.

Income tax (expense)/benefit, page 91

6.

We note your disclosure that your income tax expense was RMB 22.3 million in the nine months ended September 30, 2017, which was mainly because you incurred sales and marketing expenses without VAT invoices in the amount of RMB 92.6 million and such amount was not deductible from your taxable income during the nine months ended September 30, 2017. Please tell us and revise your disclosure to better explain why you incurred sales and marketing expenses without VAT invoices in 2017 and why you did not incur sales and marketing expenses without VAT invoices in 2018.

The Company respectfully advises the Staff that during the nine months ended September 30, 2017, the Company compensated service managers directly for their sales facilitation services rendered. However, those service managers were not able to issue VAT invoices to the Company due to the fact that they are individuals. As such, the related sales and marketing expenses were not deductible from the taxable income for the nine months ended September 30, 2017.

As the Company’s business continued to experience significant growth, in September 2017, the Company started to work with third-party service companies, which hired and managed service managers and provided the sales facilitation services to the Company. Due to the foregoing change, the Company has been able to obtain VAT invoices from these service companies. Therefore, the related expenses were deductible from taxable income during the period subsequent to September 2017 and in 2018.

U.S. Securities and Exchange Commission

February 27, 2019

In response to the Staff’s comment, the Company has revised disclosure on page 90 of the Revised Draft Registration Statement.

The new social e-commerce industry in China, page 108

7.

We note your disclosure of challenges faced by “traditional search-based e-commerce.” In light of your line of business, please revise this section to provide more balanced disclosure and discuss the challenges of social e-commerce.

In response to the Staff’s comment, the Company has revised the disclosure on pages 109 and 110 of the Revised Draft Registration Statement.

Business, page 112

8.

We note your disclosure that “as of September 30, 2018, 68.3% of [y]our transacting members had promoted and initiated transactions of [y]our products through their social networks.” To provide context for this statement, please disclose, if possible, the percentage of such promotions that resulted in purchases of your products. Please also tell us whether you utilize any metrics to measure the extent of your members’ engagement. In this regard, we note disclosure throughout your prospectus that members are the key participants on your platform.

The Company respectfully advises the Staff that 68.3% of its transacting members made product promotion that resulted in order placement on the Company’s platform in the twelve months ended September 30, 2018. The Company has revised the disclosure on page 113 of the Revised Draft Registration Statement to clarify this.

In addition to the foregoing, the Company utilizes two other key metrics to measure the extent of its members’ engagement: (1) contribution to GMV from purchases made by members, which was 65.7% in the twelve months ended September 30, 2018, and (2) repeat purchase rate from its transacting members, which was approximately 93% in the twelve months ended September 30, 2018.

The Company has revised the disclosure on pages 113 and 120 to present all three key metrics as evidence of high member engagement.

U.S. Securities and Exchange Commission

February 27, 2019

Yunji Platform, page 116

9.

We note that you have sharing interfaces that can be posed via different social network platforms. Please tell us whether you track the extent to which revenue is derived from the platforms referenced in this section.

The Company respectfully advises the Staff that the sharing interfaces are primarily promotional channels through which users can visit the Company’s mobile apps. An insignificant number of orders has been placed within mini programs, whereas no orders can be placed via HTML-based webpages. Therefore, it is not meaningful to separately track orders placed on or revenues derived from the sharing interfaces. To clarify the primary function of the sharing interfaces, the Company has revised the disclosure on pages 115 and 119 of the Revised Draft Registration Statement.

Our Product Offerings, page 121

10.

Please revise to provide additional disclosure about the products you offer, including the amount of revenues derived from the product categories referenced in this section, to the extent material. Refer to Item 4.B.1 of Form 20-F.

The Company respectfully advises the Staff that the Company tracks GMV derived from the product categories to assess contribution of each category. The Company has revised the disclosure on page 121 of the Revised Draft Registration Statement to add the top three product categories in terms of GMV contribution and respectfully advises the Staff that the remaining product categories each contributed to less than 10% in terms of GMV contribution to the Company.

Fulfillment and Customer Service

Payment, page 123

11.

Please provide additional disclosure about your reliance on third-party online payment service providers, including whether you are dependent upon any particular provider or providers for such services. In this regard, we note your risk factor on page 29 that “[y]our business depends on the billing, payment and escrow systems” of third-party service payment providers. Refer to Item 4.B.6 of Form 20-F. To the extent material, provide additional disclosure about the terms of any agreements with such providers.

The Company respectfully advises the Staff that the Company does not depend upon any particular provider or providers for third-party online payment services. Billing, payment and escrow systems of third-party service payment providers have become an integrated part of China’s e-commerce, and the competition

U.S. Securities and Exchange Commission

February 27, 2019

among such service providers is intense. While the Company does rely on third-party billing, payment and escrow services in general, no agreement with any particular service provider is material.

Regulation

Regulations Relating to Pyramid Selling in the PRC, page 137

12.

Please provide some additional disclosure about the ways in which you modified your business practices since February 2016 to comply with applicable regulations. Please also provide additional disclosure about what constitutes an “illegal benefit” under these regulations. Refer to Item 4.B.8 of Form 20-F.

In response to the Staff’s comment, the Company has revised the disclosure on pages 137 and 138 of the Revised Draft Registration Statement.

Description of American Depositary Shares

Governing Law, page 179

13.

We note disclosure that any action based on the deposit agreement may be instituted by the depositary and holders through arbitration in either New York or Hong Kong. Please tell us whether these arbitration provisions apply to claims made under the federal securities laws of the United States.

The Company has recently made determination to select Deutsche Bank Trust Company Americas as the depositary and has included updated “Description of American Depositary Shares” section in the Revised Draft Registration Statement.

The Company respectfully advises the Staff that under the deposit agreement, the depositary will have the right to refer any claim or dispute arising from the relationship created by the deposit agreement to arbitration in accordance with the Commercial Arbitration Rules of the American Arbitration Association, including federal securities law claims. The seat and place of any reference to arbitration shall be New York City, New York, and the procedural law of such arbitration shall be New York law. The deposit agreement does not provide for the seat or place of arbitration to be in Hong Kong. In response to the Staff’s comment, the Company has revised the disclosure on page 177 of the Revised Draft Registration Statement accordingly. As disclosed in the section entitled “Description of American Depositary Shares—Jurisdiction and Arbitration,” on page 177 of the Revised Draft Registration Statement, Section 7.6 of the deposit agreement explicitly provides that the arbitration provisions of the deposit agreement do not preclude ADS holders or beneficial owners from pursuing claims under the Securities Act or the Exchange Act in federal courts.

U.S. Securities and Exchange Commission

February 27, 2019

Consolidated Financial Statements

Note 1. Principal Activities and Organization

(b) History of the Group and Basis of Presentation for the Reorganization, page F-13

14.	We note your disclosures here and in Notes 18 and 19 regarding the Reorganization and its impact on your financial statement presentation. We have the following comments:

•

We understand from your disclosures in Note 1 that the substance of these transactions was to have the shareholding interests in Yunji Inc. immediately following the Reorganization mirror the shareholding interests in Yunji Sharing immediately prior to the Reorganization. We further understand from your disclosures in Note 19 that since Yunji Sharing had no shares outstanding, the paid in capital contributed by each of the Initial Ordinary Shareholders, Former Series Seed Beneficiary Owners and Former Series A Beneficiary Owners immediately prior to the Reorganization determined their equity interests percentage as reflected in Yunji Inc. immediately following the Reorganization. Please confirm our understanding, or if our understanding is not correct, please explain this matter to us in more detail.

The Company respectfully confirms that the Staff’s understanding is correct. The equity holders’ interests in the Company and Yunji Sharing were identical immediately before and after the Reorganization. Even though Yunji Sharing had no shares issued, the equity holders’ interests were determined based upon the paid in capital contribution immediately before the Reorganization in which the shares were issued at the Yunji Inc. level.

•

It appears from your disclosures on page F-48 that the relative equity interests of each group of equity holders in Yunji Sharing as of December 31, 2017 were approximately 67.7% held by the Initial Ordinary Shareholders, 18.7% held by the Former Series Seed Beneficiary Owners and 13.6% held by the Former Series A Beneficiary Owners. Please tell us how these relative equity interests are reflected in the December 31, 2017 financial statements of Yunji Inc. Also tell us whether the modification/extinguishment of certain Initial Ordinary Shareholders’ equity interests and issuance of Series A Preferred Shares as described in Note 19 impacts the relative equity interests reflected in the December 31, 2017 financial statements of Yunji Inc.

U.S. Securities and Exchange Commission

February 27, 2019

The Company respectfully advises the Staff that Yunji Inc. was incorporated under the laws of the Cayman Islands in November 2017, and one ordinary share was issued and outstanding immediately after the incorporation. In preparation of the proposed initial public offering, the Group underwent the Reorganization starting in December 2017.

As of December 31, 2017, the Reorganization was ongoing. The one ordinary share that was initially issued was subdivided into 20 ordinary shares with retrospective effect following the effectiveness of a 1-to-20 share split in January 2018.

In connection with the Reorganization, Yunji Inc. issued 1,151,399,980 ordinary shares to the Initial Ordinary Shareholders in January 2018 and re-designated and issued 116,600,000 Series A Preferred Shares to two of the institutional investors of the Initial Ordinary Shareholders for their contribution in Yunji Sharing, issued 373,000,000 Series Seed Preferred Shares to the Former Series Seed Beneficiary Owners and issued 272,600,000 Series A Preferred Shares to the Former Series A Beneficiary Owners of Yunji Sharing in February 2018. The Reorganization effectively swapped Yunji Sharing’s equity with Yunji Inc.’s shares and the prior equity holders’ interests at Yunji Sharing were mirrored to the shareholders’ interests of Yunji Inc.

The relative equity interests of each group of equity holders in Yunji Sharing before the Reorganization were approximately 67.7% held by the Initial Ordinary Shareholders, 18.7% held by the Former Series Seed Beneficiary Owners and 13.6% held by the Former Series A Beneficiary Owners. The corresponding equity interests were reflected in Yunji Inc.’s financial statements when the ordinary shares and preferred shares were issued by Yunji Inc. in January and February 2018. There was no impact on total shareholders’ deficit and no change in the shareholders’ respective interests as a result of the Reorganization.

Moreover, the Company respectfully advises the Staff that the modification/extinguishment of certain Initial Ordinary Shareholders’ equity interests and the issuance of series A preferred shares as described in Note 19 did not have any impact on the relative equity interests reflected in the December 31, 2017 financial statements of Yunji Inc., as the modification/extinguishment, including the re-designation of certain ordinary shares to series A preferred shares, took place in February 2018.

•

Your statements of changes in shareholders’ deficit reflect that 20 ordinary shares were issued in 2017 and 1.15 billion ordinary shares were issued in 2018. Your statements of changes in shareholders’ deficit and Note 18 indicate that the issuance of 1.15 billion ordinary

U.S. Securities and Exchange Commission

February 27, 2019

shares in 2018 relates to the Reorganization. Please tell us and revise your footnotes in an appropriate location to better explain how the 2018 issuance of ordinary shares relates to the Reorganization, including how this issuance relates to the equity accounts at Yunji Sharing immediately prior to the Reorganization.

As mentioned in the response above, the effect of the issuance of 1.15 billion ordinary shares to the Initial Ordinary Shareholders in January 2018 was to swap their equity interests in Yunji Sharing with Yunji Inc.’s ordinary shares upon the Reorganization. The Company respectfully advises the Staff that the Company has revised the footnotes on page F-47 of the Revised Draft Registration Statement to better explain the issuance of ordinary shares relates to the Reorganization.

•

We note that disclosures throughout your filing concerning your net loss per share indicate the weighted average number of ordinary shares outstanding in each of 2016 and 2017 was more than 1 billion shares. For example, see your disclosure at the bottom of page F-8 and on page F-59. However, your balance sheets and statements of changes in shareholders’ deficit reflect that no shares were outstanding during 2016 and only 20 shares were outstanding by the end of 2017. Please tell us how you calculated the weighted average number of ordinary shares outstanding used in calculating your net loss per share for each period of historical financial statements included in your filing and why this number differs so significantly from the number of shares outstanding disclosed on the face of your financial statements.

The Company respectfully advises the Staff that when presenting the number of ordinary shares being issued and outstanding on both Balance Sheets and Statements of Changes in Shareholders’ Deficit, the Company presented these numbers based on the shares that were legally issued/outstanding at December 31, 2016 and 2017. As a result, nil and 20 ordinary shares (with retrospective effect of the Share Split) were issued and outstanding as of December 31, 2016 and 2017, respectively, as disclosed on the Balance Sheets and Statements of Changes in Shareholders’ Deficit.

As it relates to the Company’s per share information, including the basic and diluted net loss per share and pro forma net loss per share, the Company respectfully advises the Staff that the impact of the Reorganization has been presented retrospectively at the beginning of the earliest period presented on the consolidated financial statements. As the legal restructuring was between a small group of share-holders and similar to a common-control transaction, and given there was no change in relative shareholder interests and no new capital to the Company, we believe the

U.S. Securities and Exchange Commission

February 27, 2019

ordinary shares issued in the Reorganization should be treated similarly to a stock-split and be given retrospective treatment in calculating the net loss per share for each period of historical financial statements presented.

Therefore, for the purpose of computing basic and diluted loss per share, the number of ordinary shares used in the computation of the “Weighted average number of ordinary shares” during each year has been presented on a retroactive basis to reflect these effects as if the ordinary shares resulting from the Reorganization were issued at the beginning of the earliest period presented on the consolidated financial statements. The Company believes this provides the relevant period over period comparison of our losses per share given the Initial Ordinary Shareholders’ economic interests were unchanged across all of the periods presented, and reflects their legal rights and entitlements. The Company respectfully agrees that disclosure should be enhanced to better explain the difference in the shares presented on the financial statements and used in the computation of the net loss per share to avoid confusion. The Company has revised the disclosure in footnote 22 titled “Net Loss per Share” on page F-59 and F-60 and in footnote 26 titled Unaudited Pro Forma Balance Sheet and Loss per Share on page F-62 and F-63 as well as related presentation on the “Summary Consolidated Financial and Operating Data” of the Revised Draft Registration Statement in this regard.

Note 2. Principal Accounting Policies

2.10 Short-term investment, page F-23

15.

We note your disclosure that short-term investments include wealth management products issued by PRC banks or other financial institutions, which contains fixed or variable interest with original maturities of one year. Please describe in greater detail the nature and terms of your wealth management products for each period presented. In addition, we also note your disclosure on page 90 that your financial income, net for the nine months ended September 30, 2018 compared to the nine months ended September 30, 2017 increased primarily due to an increased return on investments in wealth management products. To allow your investors to better understand this statement, please disclose the percentage return on investment for the each of the periods presented.

In response to the Staff’s comment, the Company has revised page F-35 of the Revised Draft Registration Statement to describe detail of the nature and terms of the wealth management products for each period presented.

In addition, the Company has revised pages 89 and 90 to disclose the percentage return on investment for the each of the periods presented.

U.S. Securities and Exchange Commission

February 27, 2019

Note 10. Deferred Revenue, page F-40

16.

Please revise your disclosure to include the amount of revenue recognized in each year presented that was included in deferred revenue as of the beginning of each respective period. Refer to ASC 606-10-50-8.

In response to the Staff’s comment, the Company has revised the disclosure on page F-40 of the Revised Draft Registration Statement to include the amount of revenue recognized in each year presented that was included in deferred revenue as of the beginning of each respective period.

Note 21. Fair Value Measurements, page F-58

17.

We note you have classified your wealth management products using valuation techniques that use Level 2 inputs using model-derived valuations in which significant inputs are observable or can be derived principally from, or corroborated by, observable market data. Please revise your disclosure to provide more detail about the model-derived valuations, including the identification of the valuation model used, key assumptions and inputs used in the valuations. Please refer to 820-10-50-2(bbb)(1).

In response to the Staff’s comment, the Company has revised page F-59 of the Revised Draft Registration Statement to provide more detail about the valuation model used and key inputs used in the valuation.

Note 25. Subsequent Events, page F-62

18.

We note your disclosure on page 167 that on November 19, 2018 you issued 15,829,046 Series B+ preferred shares to Shanghai Fengxian, for an aggregate consideration of US$15 million. If your next amendment continues to include these interim financial statements, please revise your subsequent event footnote to also include this disclosure.

In response to the Staff’s comments, the Company has revised page F-62 of the Revised Draft Registration Statement to include the disclosure of the subsequent event.

Note 26. Pro Forma Loss Per Share, page F-62

19.

We note you have presented pro forma earnings per share on page F-62. Since the conversion of outstanding securities will occur subsequent to September 30, 2018, the latest balance sheet date, please consider presenting pro forma earnings per share for the latest annual period and subsequent interim period wherever historical earnings per share has been disclosed in the fore part of your prospectus, such as Selected Consolidated Financial and Operating Data on page 77. We believe this provides useful information to your investors about the capital structure into which they will be investing.

U.S. Securities and Exchange Commission

February 27, 2019

In response to the Staff’s comment, the Company has revised the disclosure on page 11 and 78 of the Revised Draft Registration Statement to include pro forma net loss per share and the weighted average number of shares used in calculating pro forma net loss per share for the year ended December 31, 2017 and the nine months ended September 30, 2018.

20.

We note the inclusion of 846,786,626 preferred shares to be converted to ordinary shares in the denominator of your pro forma net loss per share calculation as of September 30, 2018. Please tell us why this amount differs from the disclosure on page 158, which states “Immediately prior to the completion of this offering, 895,216,752 preferred shares that are issued and outstanding will be converted into ordinary shares by way of re-designation on a one-for-one basis...” If the difference relates to equity issued after the September 30, 2018 balance sheet date, please tell us where such subsequent equity issuances are disclosed.

The Company respectfully advises the Staff that the difference relates solely to the weighted average effects of the preferred shares issued in the total number of 895,216,752 included in the computation of the pro forma net loss per share as of the nine months ended September 30, 2018. The total number of the preferred shares included in the computation is consistently with the 895,216,752 preferred shares mentioned in the disclosure on page 158. The difference was not related to the equity issued after September 30, 2018, which was disclosed in the subsequent event.

General

21.

We note disclosure throughout your registration statement that members are rewarded if users purchase the products promoted on members’ social media platforms. Please describe these membership rewards in greater detail. In this regard, we note your disclosure that members may receive Yun-Coin for new member referrals, but it is not clear whether members may also receive Yun-Coin as a reward for successfully promoting products.

The Company respectfully advises the Staff that members receive referral incentives in the event that an individual purchases products via the links such member shares through his/her social network. For each transaction completed from the promotion by a member, the member earns a certain percentage of the listed price. In response to the Staff’s comment, the Company has revised the disclosure on page 120 of the Revised Draft Registration Statement.

*             *             *

U.S. Securities and Exchange Commission

February 27, 2019

If you have any questions regarding the Revised Draft Registration Statement, please contact the undersigned by phone at +852 3740-4863 or via e-mail at julie.gao@skadden.com.

Very truly yours,

/s/ Z. Julie Gao
Z. Julie Gao

Enclosures

cc:	Shanglue Xiao, Chairman of the Board of Directors and Chief Executive Officer, Yunji Inc.
Chen	Chen, Chief Financial Officer, Yunji Inc.
Derek Shao, Partner, PricewaterhouseCoopers Zhong Tian LLP
Chris	K.H. Lin, Esq., Partner, Simpson Thacher & Bartlett LLP
Daniel Fertig, Esq., Partner, Simpson Thacher & Bartlett LLP